EXHIBIT 7.1

                     COMMODORE ENVIRONMENTAL SERVICES, INC.
                        150 East 58th Street, Suite 3400
                               New York, NY 10158


December 2, 1998

Caisse Regionale de Credit Agricole Mutuel de la Charente Maritime Deux S...vres
4 Boulevard Louis Tardy
79000 Niort, France

Dear Sirs:

Reference is made hereby to the Bond Purchase Agreement dated as of December 3, 1993 (the "Bond Purchase Agreement") by and between Commodore Environmental Services, Inc. (the "Company") and you (the "Investor"), as modified by a four-page letter agreement from the Company to you dated March 23, 1995 (the "Modification Agreement") and a two-page letter agreement from the Company to you dated March 23, 1995 (together with the Modification Agreement and the Bond Purchase Agreement, the "Agreement"). Capitalized terms used and not defined herein shall have the respective meanings given to such terms in the Agreement. For good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Extension of Maturity Date. Section 2.03 of the Bond Purchase Agreement is hereby modified to provide that the entire outstanding principal balance of all Convertible Bonds (together with all unpaid accrued interest thereon) shall be due and payable on June 3, 2000 (the "Maturity Date"). Restated Convertible Bond Certificates substantially in the form of Exhibits A-1 and A-2 hereto and reflecting the modified Maturity Date will be delivered by the Company to the Investor on the date hereof against delivery by the Investor of the original Convertible Bond Certificates.

2. Prepayment. (a) In the event that at any time after the date hereof the Market Price of the common stock ("CXI Common Stock") of Commodore Applied Technologies Inc. ("CXI") equals or exceeds US$5.00 per share over a consecutive 90-day period, the Company will use its best efforts to prepay as promptly as practicable under the circumstances the then-outstanding principal balance of all Convertible Bonds (together with all unpaid accrued interest thereon) through replacement financing sources, whether by equity or debt financing or sales of CXI Common Stock or other assets, or otherwise. The Investor will use all reasonable efforts in due regard to its interests to facilitate such refinancing. The Company will keep the Investor fully and promptly apprised of its continuing efforts to locate such replacement financing sources.

      (b) In addition to and without prejudice or limitation of the Company's obligations under paragraph (a) above, in the event that at any time after the date hereof the Company succeeds in obtaining financing of any type (whether in one transaction or a related series of

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transactions) (a "Financing"), it will, to the extent reasonable under the circumstances, use such Financing to prepay all or a portion of outstanding amounts under the Convertible Bonds; provided, however, in the case of any Financing exceeding $5 million, the Company will as a strict minimum use 20% of the amount exceeding $5 million to make prepayments on amounts outstanding under the Convertible Bonds.

3. Company Common Stock. The Company will deliver to the Escrow Agent (as defined below) promptly upon execution hereof stock powers (in a form reasonably acceptable to the Investor) with respect to the Company common stock ("COES Common Stock") currently held as collateral (the "Existing Collateral") securing repayment of the Convertible Bonds pursuant to the Agreement. By January 30, 1999, the Company will deliver to the Escrow Agent an additional 2,500,000 shares of COES Common Stock (with appropriate stock powers attached) to be held as collateral securing repayment of the Convertible Bonds (together with the Existing Collateral, the "COES Collateral"). Notwithstanding Paragraph 3(a) of the Modification Agreement, the Company will not, except as provided herein, be required to deliver additional COES Common Stock as collateral to the Investor nor shall the Investor be required to release any collateral until such time as the Convertible Bonds and any other amounts due under the Agreement are repaid in full.

4. CXI Common Stock. In addition to COES Collateral, the Company will make the following deliveries of CXI Common Stock (the "CXI Collateral", and together with the COES Collateral, the "Collateral") on the terms and conditions specified below to be held as additional collateral securing repayment of amounts due under the Convertible Bonds:

            (A) Within 30 days from the date hereof, the Company will deliver to the Escrow Agent 4,000,000 shares of CXI Common Stock, with stock powers attached (in a form reasonably acceptable to the Investor).

            (B) In the event that at the end of the month of February 1999, the Collateral Value (as defined below) is not equal to or greater than US$ 6,000,000, the Company will deliver to the Escrow Agent an additional 2,000,000 shares of CXI Common Stock prior to March 15, 1999, with appropriate stock powers attached.

            (C) In the event that for any month following the month of February 1999 (excluding October, November and December 1999 and January 2000), the Collateral Value is not equal to or greater than 150% of the outstanding principal balance of the Convertible Bonds at such time, the Company will deliver to the Escrow Agent a number of additional shares of CXI Common Stock such that the Collateral Value after such delivery of additional shares of CXI Common Stock equals or exceeds 150% of the outstanding principal balance of the Convertible Bonds (such additional shares to be delivered within 10 days after the end of such month, with appropriate stock powers attached); provided, however, that the aggregate number of additional shares to be delivered (if any) pursuant to Paragraphs 4(B) and
      (C) hereof shall in no event exceed 2,000,000 shares of CXI Common Stock.

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For purposes of this letter agreement, "Collateral Value" shall mean the sum of the Market Price of COES Common Stock plus the Market Price of the CXI Common Stock, in each case held as collateral at such time.

5. Registration Rights. In the event that it becomes apparent to the Company and/or the Investor prior to the Maturity Date that the Company will be unable to honor its repayment obligations on such date, the Company will use its best efforts to obtain from CXI, in a timely manner prior to such Maturity Date, the right for the Investor to require registration of the shares of CXI Common Stock held as collateral upon execution of such collateral, pursuant to a registration statement filed by CXI with the Securities and Exchange Commission in respect of such shares or class of shares, on such terms and conditions as reasonably acceptable to the Investor. For the avoidance of doubt, the obtention of such registration rights for the Investor shall in no way be deemed to constitute or be construed as a waiver of, or satisfaction of, the Company's obligations under the Convertible Bonds or the Agreement.

6. Escrow Agent. All Collateral will be held by Rogers & Wells LLP, as escrow agent (the "Escrow Agent"), pursuant to the terms of an Escrow Agreement dated as of the date hereof by and among the Company, the Investor and the Escrow Agent substantially in the form of Exhibit B hereto. In furtherance thereof, the COES Collateral currently held by the Investor shall be promptly delivered to the Escrow Agent. Each of the Company and the Investor agrees that the Escrow Agent shall be bound solely by the terms of the Escrow Agreement, and each expressly acknowledges that the Escrow Agent will not be bound by, or in any way incur any liability or have any obligations whatsoever, under or in regard to the terms of the Agreement, including without limitation Article IX of the Bond Purchase Agreement.

7. Short Sales. In the event that the Market Price of COES Common Stock exceeds US$ 1.00 by a margin deemed sufficient by the Investor to recover in full its investment in the Convertible Bonds, the Investor and the Company will cooperate together to sell, from time to time in amounts and on terms as market conditions permit (in the reasonable judgment of the Investor after consultation with the Company), the COES Common Stock into which the Convertible Bonds are convertible, through one or more short sales made for which the delivery of COES Common Stock will be achieved by converting a corresponding amount of the Convertible Bonds. The Company will take all steps within its power to ensure that the Investor can timely deliver any shares of COES Common Stock sold pursuant to this Paragraph through the timely issuance and delivery of such COES Common Stock to the Investor upon conversions, including without limitation arranging for the delivery of appropriate legal opinions from outside counsel of the Company stating that in the opinion of such counsel (which opinion shall be reasonably satisfactory in the opinion of the Investor) the proposed issuance of COES Common Stock to the Investor and sale of such shares by the Investor are consistent with the United States Securities Act of 1933, as amended. If so requested by the Investor, the Company will provide, at the time of such sales, indemnities and arrangements reasonably satisfactory to the Investor to cover any risk of failure of such sales other than through the gross negligence or wilful misconduct of the Investor, including without limitation arrangements to reinstate the Investor's corresponding rights under the Convertible Bonds. Further, the Company agrees to cooperate in the arrangement of short sales of COES Common Stock on the same terms set forth above at any time prior to the Market Price reaching the requisite level, if so requested by the Investor.

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8. Representations and Warranties. Each of the representations and warranties made by the Company in the Bond Purchase Agreement is true and correct in all material respects as though made on and as of the date hereof with reference to circumstances now existing, taking into account the specific updates to such representations and warranties set forth on Exhibit C hereto. Such representations and warranties shall be deemed to be extended to cover, mutatis mutandis, the Agreement as modified hereby and any and all other agreements entered into in connection herewith.

9. Covenants. In addition to the affirmative covenants set forth in Part V of the Bond Purchase Agreement, and in addition to the negative covenant set forth in Part VI thereof which shall be deemed to apply to the Collateral, the Company hereby covenants and agrees that, from the date hereof and until all Convertible Bonds shall have been repaid and/or otherwise satisfied, the Company (a) shall not, directly or indirectly, without the written consent of the Investor, agree to enter into or consummate any transaction which could reasonably be expected to prejudice in any material way the value of the Collateral or the Company's ability to repay in a timely manner amounts outstanding under the Convertible Bonds and (b) shall, in addition to the notification obligations set forth in Section 5.03 and 5.05 of the Bond Purchase Agreement, provide prior written notification to the Investor of the terms, conditions and purpose of any transaction or related series of transactions to be entered into by the Company which involves an aggregate amount (including any payments, loans, licenses, equity issuances, etc.) of more than US$2 million.

10. No Waiver. Nothing contained herein shall be deemed to relieve the Company of any obligation to pay principal and interest on the Convertible Bonds in accordance with the terms thereof. It is intended that any shares of COES Common Stock or CXI Common Stock deliverable pursuant to this letter agreement shall constitute collateral for the repayment of the principal and interest of the Convertible Bonds, that such shares shall not constitute an exclusive remedy for the collection of the principal and interest of the Convertible Bonds, and that the Company shall remain liable for any deficiency following any appropriate sale or other disposition of such collateral. Except as specifically and expressly set forth herein, this letter agreement shall not constitute or be construed as a waiver of any rights or of any default under the terms of the Convertible Bonds or the Agreement now existing or hereafter arising. Except as specifically set forth herein, all other terms of the Convertible Bonds and the Agreement shall remain unchanged and in full force and effect, and the parties hereto agree that they are fully bound by the terms of the Agreement. For the avoidance of doubt, but without limitation, the Convertible Bonds shall continue to bear interest which will accrue and be paid on the terms set forth in the Convertible Bonds and the Agreement for the extended term thereof, mutatis mutandis. In no event shall this letter agreement be considered a novation of the obligations under the Convertible Bonds or the Agreement.

11. Further Assurances. The parties will hereafter take such further action, and will hereafter execute and deliver such further agreements, instruments, certificates and other documents, as may be necessary or appropriate to implement the foregoing amendments, and to give effect to the fair intention of this agreement.

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12. Miscellaneous. This letter agreement shall not be construed against the drafter hereof. Nothing in this letter agreement shall prohibit the Investor from assigning this letter agreement and any right or interest in this letter agreement to any person or entity. The Company hereby agrees that the Company's obligations hereunder may not be assigned without the prior written consent of the Investor. This letter agreement shall (i) be binding upon the Company, its successors and assigns and (ii) be binding upon and inure, together with the Investor's rights and remedies hereunder, to the Investor and its successors, transferees and assigns. This letter agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of the parties hereto. This letter may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument, and each of the parties hereto may execute this letter by signing any such counterpart. This letter shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflicts of law principles thereof.

If the foregoing is in accordance with your understanding of our agreement, please sign where indicated below and return an executed copy of this letter.


Very truly yours,


COMMODORE ENVIRONMENTAL
SERVICES, INC.

By: /s/ Bentley Blum
   -----------------------
   Name:  Bentley Blum
   Title: Chairman


AGREED TO AND ACCEPTED:


CAISSE REGIONALE DE CREDIT AGRICOLE MUTUEL
DE LA CHARENTE MARITIME DEUX SEVRES




By: /s/ Heric Mesnage
   -----------------------
   Name:  Heric Mesnage
   Title: Dr Financier

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